Exhibit 99.2

Global Green Matrix Corp.
943 Canso Drive
Gabriola Island, BC  V0R 1X2

January 20, 2012

I-DES Inc.	DryVac Services Canada Inc.	Cancen Oil Processors Inc.
864 St. Francis Way	#203, 200 Barclay Parade SW	11464 149 Street
Rio Vista, CA 94571	Calgary, AB T2P 4R5	Edmonton, AB T5M 1W7

Dear Sirs:

RE:         Sale of DryVac Unit

WHEREAS Global Green Matrix Corp. (“Global Green”), I-DES Inc. (“I-DES”) and DryVac Services Canada Inc. (“DryVac”) are parties to a distributor license agreement dated effective December 21, 2011 (the “Distributor License Agreement”) pursuant to which Global Green was granted by I-DES and DryVac the exclusive rights to sell DryVac units in Canada.

AND WHEREAS Global Green provided Cancen Oil Processors Inc. (“Cancen”) with proposal #COP3.512711 dated December 27, 2011 (the “Quote”) with respect to the proposed sale of a 3.5 cubic meter DryVac unit with DryVac unit support module (DSM) (the “DryVac Unit”).

NOW THEREFORE in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, Global Green, I-DES, DryVac and Cancen agree as follows:

1.
Cancen agrees that it will purchase the DryVac Unit directly from I-DES (and not from Global Green) in accordance with the terms set out in the Quote, other than as modified pursuant to the terms of this letter agreement.

2.	The parties acknowledge and agree that Cancen will be obligated to pay the purchase price for the DryVac Unit of Cdn$2,212,000 directly to I-DES.

3.
In addition to the purchase price noted above, Cancen agrees that it shall also pay a distribution fee in the amount of $200,000 [plus HST] to Global Green in its capacity as the exclusive Canadian distributor, payable as follows: (a) $100,000 of the distribution fee will be payable upon the execution of this letter agreement; and (b) the remaining $100,000 of the distribution fee will be payable upon delivery of the DryVac Unit to Cancen in accordance with the Quote.  Cancen agrees that it shall also pay a royalty to Global Green pursuant to the terms of the Royalty Agreement attached hereto as Schedule “A”.

4.
Each of I-DES, DryVac and Global Green agree that Cancen shall be authorized to use the Intellectual Property (as defined in the Distributor License Agreement) for all purposes in connection with Cancen’s ownership and operation of the DryVac Unit.

5.
The parties further acknowledge and agree that as the DryVac Unit will be purchased from I-DES directly, I-DES will be solely responsible to provide warranty services, replacement parts, maintenance and warranty support services to Cancen, as contemplated by the Distrbutor License Agreement.

6.	This letter agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors, receivers, receiver-managers, trustees and permitted assigns.

7.
This letter agreement, and other agreements contemplated herein, shall be governed in all respects, including validity, interpretation and effect, by laws of Alberta and the undersigned hereby irrevocably attorn to the jurisdiction of the Courts of the Province of Alberta in respect of any matter arising hereunder or in connection herewith.

8.
This letter agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

If the foregoing is in accordance with your understanding and is agreed to by you, would you kindly signify your acceptance hereof by signing a copy of this letter and returning the same to Global Green.

Yours Truly,

Global Green Matrix Corp.

Per:        “Signed”            .
       Randy Hayward
       President

Accepted and Agreed to this 25th  day of January, 2012

I-DES Inc.

Per:        “Signed”            .
       Name: Daniel J Simpson
       Title:President

Accepted and Agreed to this 25th  day of January, 2012
DryVac Services Canada Inc.

Per:        “Signed”            .
       Name:Steve D. Rosenthal
       Title: President

Accepted and Agreed to this 25th   day of January, 2012

Cancen Oil Processors Inc.

Per:        “Signed”            .
       Name: Fredrick Lahale
       Title: President

SCHEDULE “A”
ROYALTY AGREEMENT

Attached.

ROYALTY AGREEMENT

THIS AGREEMENT made as of the 25th day of January, 2012

BETWEEN:

CANCEN OIL PROCESSORS INC.
(hereinafter referred to as “Cancen”)

AND:

GLOBAL GREEN MATRIX CORP.
(hereinafter referred to as “Global Green”)

WHEREAS pursuant to a letter agreement dated as of the date hereof (the “Letter Agreement”), between Cancen and Global Green, among others, Cancen has agreed to pay the Royalty to Global Green as set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of good and valuable consideration (the receipt and adequacy of which is hereby acknowledged), the parties hereto have agreed as follows:

ARTICLE 1
INTERPRETATION

1.1
Definitions.  All capitalized terms used in this agreement shall have the same meaning as ascribed to those terms in the Letter Agreement and unless defined elsewhere in this agreement or there is something in the subject matter or context hereof inconsistent therewith:

“this agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions mean and refer to this agreement and any agreement or instruments supplemental or ancillary hereto; and the expressions “Article” and “paragraph” followed by a number mean and refer to the specified Article or paragraph of this agreement.

“Gross Revenues” means the total of the Received Amounts for a particular period.

“Quarterly Statement” has the meaning given such term in paragraph 2.3 hereof.

“Received Amount” means the amount, without deduction, received by Cancen from the operation of the DryVac Unit.

“Royalty” means the royalty referred to in paragraph 2.1 hereof.

“Year” (whether capitalized or not) or any other reference to a year or subdivision thereof means or refers to a calendar year or subdivision thereof, respectively.

“Year End Statement” has the meaning given such term in paragraph 2.3 hereof.

1.2
GAAP Applicable.  All calculations and computations relating to the Royalty shall be carried out in accordance with Canadian generally accepted accounting principles to the extent that such principles are not inconsistent with the provisions of this agreement.

1.3	Canadian Dollars. Any statement or reference to dollar amounts herein shall mean lawful money of Canada.

1.4
Singular Includes Plural, Etc.  Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing gender shall include masculine and feminine genders and words importing persons shall include firms and corporations and vice versa.

1.5
Headings, Etc. For Convenience Only. The division of this agreement into Articles and paragraphs and the insertion of headings and the provision of a table of contents (if any) are for reference only and shall not affect the construction or interpretation hereof.

1.6
Severability.  Each provision hereof is severable from every other provision hereof, and if any of the provisions hereof are found to be invalid, illegal or unenforceable under any applicable law, such provision shall be severed herefrom and such invalidity, illegality or unenforceability shall not affect or impair the validity, legality or enforceability of any of the remaining provisions of this agreement and the provisions hereof shall be considered to be amended accordingly.

ARTICLE 2
ROYALTY DETERMINATION AND PAYMENT

2.1
Grant of Royalty.  It is hereby acknowledged and agreed that Global Green has retained and Cancen shall pay to Global Green a royalty (the “Royalty”) equal to 10% of Gross Revenues, the Royalty to be determined and paid to Global Green in accordance with the provisions hereof.

2.2	Determination/Payment of Royalty. Subject to the provisions hereof, the amount of the Royalty payable hereunder shall be calculated by Cancen and shall be payable to Global Green as follows:

(a)
within thirty (30) days after the end of each quarter, the amount of Royalty determined by Cancen to be payable with respect to the amount of Gross Revenues during the year in question to the end of the quarter in question, less any payments relating to such year previously made; and

(b)
within ninety (90) days after the end of each year, such amount (if any) of Royalty indicated as being payable for such year to Global Green that has not previously been paid hereunder, provided, however, that if the Year End Statement indicates that the aggregate amount of payments made to Global Green hereunder for such year exceeds the amount of Royalty payable with respect to such year, Cancen may, in its discretion, deduct the amount of such excess from payments of Royalty otherwise payable hereunder with respect to a subsequent year or years or demand payment of such excess in which event Global Green shall immediately repay to Cancen the amount of such excess.

2.3
Determination Statements.  Within thirty (30) days after the end of each quarter of each year, Cancen shall deliver to Global Green a statement (the “Quarterly Statement”) indicating in reasonable detail the determination of the payment of Royalty made or being made with respect to such quarter, such statement to be certified to be correct by a senior financial officer of Cancen. In addition, within ninety (90) days after the end of each year, Cancen shall deliver to Global Green a statement (the “Year End Statement”) certified to be correct by a senior financial officer of Cancen setting forth a summary of the determination of the Royalty payable to Global Green for such year and favourably reported upon by Cancen's independent auditor in accordance with appropriate auditing standards.

2.4
Payments Final.  Any payment of Royalty to Global Green shall be considered final and in full satisfaction of all obligations of Cancen hereunder to Global Green for such payment if such payment or the calculation thereof is not disputed by Global Green within one hundred and eighty (180) days after receipt of the Year End Statement.

2.5
Records.  Cancen shall keep separate accounts and records relating to its operations hereunder and, upon the prior written request of Global Green, Global Green may have access to such accounts and records for the purpose of confirming any information contained in a Quarterly Statement or Year End Statement delivered to Global Green hereunder, provided always that such access shall not interfere with the operations of Cancen. Global Green shall have the right to make copies of or take extracts from such accounts and records (but only for its use) and/or to have such accounts and records audited from time to time (but not more than once each year) by independent accountants, provided that the entire cost of such audit (including any reasonable expenses incurred by Cancen relating thereto) shall be paid by Global Green. Any information acquired by Global Green shall be confidential (unless previously or subsequently disclosed to the public by Cancen) and used solely for the purposes above stated, provided that such information may be revealed on a confidential basis to and discussed with the professional advisers of Global Green, provided that such advisors also acknowledge that they are subject to the same confidentiality restrictions as Global Green.

ARTICLE 3
GENERAL PROVISIONS

3.1
Notice & Delivery.  Any notice, direction, cheque or other instrument required or permitted to be given under this agreement shall be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered mail or certified mail or by sending the same by fax or e-mail, in each case addressed to the intended recipient at the following addresses of Cancen and Global Green:

If to Cancen:
11464 149 Street
Edmonton, AB T5M 1W7

If to Global Green:
943 Canso Drive
Gabriola Island, BC V0R 1X2

Any notice, direction, cheque or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the third business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by fax or e-mail, be deemed to have been given or received on the day it was so sent.

Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

3.2
Payment.  Any payment to be made hereunder may be made by cheque or transfer payable to Global Green, and, if delivered as set forth in paragraph 3.1 hereof the payment which it represents shall, for the purposes of this agreement, be deemed to have been made on the relevant days as therein set forth, provided, however, that if such cheque is lost, destroyed or mutilated the payor thereof shall, upon receipt of such reasonable evidence and/or security relating thereto as such payor may require, replace such cheque. Under no circumstances will Cancen be required to see to, or be responsible for, the distribution of any payment made to Global Green.

3.3
Arbitration.  Any disagreement between the parties shall be referred to arbitration before a single arbitrator.  Any such arbitration, including the selection of the arbitrator, shall be governed by the Arbitration Act (Alberta).  The decision of any such arbitrator shall be final and binding on the parties and the costs and fees relating thereto shall be borne and paid in the manner the arbitrator determines to be fair and equitable.

3.4
Entire Agreement.  This agreement supersedes all prior negotiations, discussions, correspondence, agreements or other documents relating to the matters herein set forth, contains the entire agreement between the parties hereto relating to the Royalty and may be modified only by instrument in writing signed by the party or parties against which the modification is asserted.

3.5
Further Assurances.  The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and/or implement the provisions or intent of this agreement.

3.6
Waiver Restricted.  Any waiver or indulgence by one of the parties hereto to the other or the failure by one of the parties hereto to exercise any rights or remedies hereunder shall not be, and shall not be construed as, a waiver, indulgence or failure with respect to any matter hereunder save for the specific matter to which it relates and shall not inhibit or prevent the enforcement of any rights or remedies of such party hereunder that have not been specifically waived in writing by such party.

3.7	Amendment. This Agreement may not be changed orally but only by an agreement in writing by the parties.

3.8	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.9
Invalidity of Particular Provision.  If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

3.10	Time of the Essence. Time shall be of the essence in the performance of this Agreement.

3.11	Governing Law. This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta.

3.12	Enurement. This agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day, month and year first above written.

CANCEN OIL PROCESSORS INC. Name: Fedrick Lahale Title: President	GLOBAL GREEN MATRIX CORP. Name: D. Randy Hayward Title: President